UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-23383

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 11-K  ☐ Form 20-F  ☑ Form 10-Q
☐ Form N-SAR  ☐ Form N-CSR

     For Period Ended: June 30, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q

☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR

☐	Transition Report on Form 11-K

     For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: OMNI Energy Services Corp.
Former name if applicable: NA
Address of principal executive office (Street and number): 4500 NE Interstate 49
City, state and zip code: Carencro, LA 70520

PART II
RULE 12b-25(b) AND (c)

     If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR of Form N-CSR, or portion
☑		thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule
12b-25 (c) has been attached if applicable.

PART III
NARRATIVE

     Additional time is required to complete the review of the company’s internal audit and to analyze this information.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Debbie DeRouen	(337)	896-2753

(Name)	(Area Code)	(Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OMNI ENERGY SERVICES CORP.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2004	By:	/s/ Deborah C. DeRouen
Deborah C. DeRouen
Chief Accounting Officer (Principal Financial Officer)